Via Facsimile and U.S. Mail
Mail Stop 6010

August 28, 2008

Kenneth C. Barker
Chief Executive Officer and Director
Naturally Advanced Technologies, Inc.
1008 Homer Street, Suite 402
Vancouver, British Columbia, Canada, V6B2X1

Re: Naturally Advanced Technologies, Inc.
Form 10-KSB for the Year Ended December 31, 2007
File No. 000-50367

Dear Mr. Barker:

We have reviewed your August 11, 2008 response to our July 22, 2008 letter and
your amended Form 10-KSB for the year ended December 31, 2007 and have the
following additional comment. Please revise your Form 10-KSB for the year ended
December 31, 2007 in response to our comment. If you disagree, we will consider your
explanation as to why our comment is inapplicable. Please be as detailed as necessary in
your explanation. After reviewing the information provided, we may raise additional
comments and/or request that you further amend your filing.

Internal Control Over Financial Reporting

1. We acknowledge the addition of Item 8A(T) in your amended 10-KSB as
    requested. However, you have not deleted your original disclosure on page 45
    titled "Internal Controls And Procedures".   Please further amend the 10-KSB to
    delete the original disclosure.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. Please furnish a letter
that keys your responses to our comment and provide the requested information.   You
should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant